Follow-Up Materials

03007129

3/4

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Westfalische Hypothekenbank AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4940

FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/5/03



ANNUAL REPORT



2001













WESTHYP
A BANK TO BUILD WITH

AT A GLANCE

€ million	2001	2000
New business		
Property finance	1,490	1,608
Capital market	8,393	8,855
Refinancing	13,989	13,740
Balance sheet data		
Mortgage loan portfolio	8,964	8,135
Municipal loan portfolio	16,087	16,722
Core (tier I) and reported supplem. (tier II) capital	746	701
Total assets	41,713	36,759
Income statement data		
Net interest and commission income	111.7	125.0
General administrative expenses	34.1	34.1
Operating result before risk provisioning	83.9	88.9
Operating result after risk provisioning	50.2	41.7
Net income	22.9	25.2
Key ratios		
Return on equity after taxes	6.5%	7.5%
Cost-income ratio	28.9%	27.7%
Equity ratio	9.6%	9.7%
Other data		
Annual average headcount	*262*	*276*
Public-sector Pfandbrief bond rating (Moody's/S&P)	Aaa / AAA	Aaa / AAA
Mortgage Pfandbrief bond rating (Moody's/S&P)	Aa1 / -	Aaa / -
Institutional rating (Moody's/S&P)	A1 / A	A1 / A+

CONTENTS

4

REPORT OF THE SUPERVISORY BOARD











The past fiscal year was marked by a number of factors that strongly involved not only the Bank but also its Supervisory Board, Economic Committee, Works Council, Managerial Staff Spokespersons Committee and, last but not least, the entire workforce. The Bank's merger with Süddeutsche Bodencreditbank AG and Nürnberger Hypothekenbank AG into Bayerische Handelsbank AG, which was part of the HVB Group's corporate restructuring program, triggered a plethora of preparatory chores and transactions, all to be handled within a very tight schedule. At an extraordinary meeting, the Supervisory Board consented to the Executive Board signing an agreement in principle on the merger.

During this stage, investors interested in WestHyp contacted the group parent, which then assigned priority to the negotiations about WestHyp's sale and transfer over any further steps toward an intragroup merger. The extraordinary activities to be performed for the due diligence prior to the envisaged sale required an intense exchange of information between the Supervisory Board Chairman and the Executive Board. The corporate bodies were briefed on such deliberations in ad hoc meetings.

Without regard to these procedures, the Supervisory Board continuously monitored the Bank's conduct of business during the year under review. At two ordinary meetings, the Supervisory Board reviewed, and discussed with the Executive Board, the latter's reports on the Bank's position and development, as well as on major events and transactions. The Presidential Committee met twice, and the Loan Control Committee three times. In addition, the Executive Board informed the Supervisory Board Chairman through oral and written reports regularly about business policy matters and strategy issues, as well as the Bank's and its subsidiaries' position, development of business, and risks, apart from specific material transactions.

In 2001, the Supervisory Board's Loan Control Committee reviewed together with the Executive Board a multitude of mortgage loan commitments and municipal loans which were reportable, either owing to their magnitude as determined by the Supervisory Board plenum within the Loan Control Committee for mandatory submittal by the Executive Board, or for other reasons. In this context, the Committee also dealt with the international commitments in the United Kingdom and the Netherlands. Another subject under particular review was the Bank's risk commitments and exposures.

The Presidential Committee dealt with the premerger process and examined the development of net income, the Bank's risk identification and management, as well as human resources issues, and consented to the proposed reallocation of responsibilities within the Executive Board.

The Supervisory Board deliberated with the Executive Board on the Bank's business policy focus, the developments and trends in the property and bond markets, as well as on the ensuing implications for the Bank.
The Supervisory Board obtained information about the general business trend and the Bank's income and risk position. Moreover, the Executive Board kept the Supervisory Board abreast of the internal and external audit findings and results, staff promotions, the decision on the application of the PARIS system, and obtained the Supervisory Board's approval for acquiring equity interest in Gesellschaft für Anwendungsentwicklung (GfA) and, by circular vote, for the disposal of WestHyp's stake in PBI-Beteiligungs-GmbH.

The Executive Board briefed the Supervisory Board on the control tools and their functions which have been described in greater detail in the risk management chapter of the management report and are deployed for early identifying, quantifying, controlling and managing credit, market and operational risks.

The meeting held to approve and adopt the 2001 annual accounts was also attended by the statutory auditing firm's engagement partner, who was available to answer the Board's questions.

The statutory auditors elected for fiscal 2001 by the annual stockholders' meeting of March 7, 2001, viz. Düsseldorf-based Wollert-Elmendorff Deutsche Industrie-Treuhand GmbH Wirtschaftsprüfungsgesellschaft, audited the annual accounts and the management report (including the accounting).

In compliance with their statutory audit obligations under the terms of Art. 317(4) German Commercial Code ("HGB"), the auditors examined the Bank's counterparty, market and liquidity risk monitoring systems.

According to the auditing firm's unqualified opinion, the annual accounts and management report comply with the law and the Bank's memorandum and articles of association. The Supervisory Board concurs with the audit result.

According to the final result of its own review, the Supervisory Board does not raise any objections to the management report, approves the annual accounts—which are thus adopted under the terms of Art. 172 German Stock Corporation Act ("AktG")—and agrees to the profit appropriation as proposed by the Executive Board.

Moreover, the Supervisory Board examined the Executive Board's dependency report on affiliations; there were no objections. The statutory auditors issued the following unqualified opinion on this dependency report:



"According to our audit, which we performed with due professional care, and our assessment, we confirm that

(1) the facts stated in said report are valid,
(2) for the legal transactions mentioned in said report, the Bank's consideration was not unreasonably high."

The Supervisory Board concurs with this opinion and does not raise any objections to the dependency report.

The Supervisory Board thanks the Executive Board and all the employees for their good performance which they delivered in 2001 despite the heavy and extraordinary burdens caused by the premerger work and then by the preparations for the intended sale and transfer, all in the face of the concomitant uncertainties about their jobs.

Dortmund, March 2002
The Supervisory Board

Dr. Egbert Eisele
Chairman



ANNUAL STOCKHOLDERS' MEETING

Agenda for the annual stockholders' meeting to be held on March [illegible], 2002, [illegible] p.m., in Westfalen-Haus at Florianstrasse [illegible], 44139 Dortmund, Germany:

1. Submittal of the adopted annual accounts for the *fiscal year 2001, together with the reports of the* Executive and Supervisory Boards.

2. Vote on the appropriation of the net earnings of €22,920,000.
The Executive and Supervisory Boards propose to resolve that the net earnings of €22,920,000 be used to distribute a cash dividend of €170 and a superdividend of €131.58 per no-par share of the capital stock of €38,000,000 (divided into 76,000 no-par shares).

3. Vote on capital increase and amendment to the Bank's memorandum & articles of association.

3.1 The Executive and Supervisory Boards propose that the following resolution be adopted:

The Company's capital stock of €38,000,000 (divided into 76,000 no-par shares) will be raised by €1,000,000 to €39,000,000 by floating 2,000 new no-par shares, issuable at a price of €5,000 each, ranking for dividend as from January 1, 2002.

From an economic viewpoint, the total superdividend, whose distribution at the amount of €10,000,000 will have been resolved in accordance with agenda item 2 on the basis of the balance sheet as of December 31, 2001 (as audited by the statutory auditor which issued its unqualified opinion thereon), will be recaptured. The Bank's stockholders will be granted a subscription ratio of 38 for 1.

Cash contributions will be funded from the superdividend of a total €10,000,000 and be payable on or before March 14, 2002.

The Executive Board is authorized to determine further details of the capital increase and its implementation.

The costs and expenses incurred for the capital increase shall be borne by the Bank.

3.2 The Executive and Supervisory Boards propose that Article 4 of the memorandum & articles association be amended as follows:
Art. 4 par. 1 to read:
"The Company's capital stock amounts to €39,000,000 and is divided into 78,000 no-par bearer shares."

4. Vote on the official approval of the Executive and Supervisory Boards' acts and omissions in fiscal 2001.
It is proposed that such approval be granted.





5. Election of Supervisory Board members.

The Supervisory Board's composition is governed by Arts. 96 and 101 AktG and Art. 76(1) German Industrial Constitution Act ("BetrVG") 1952. The terms of office of all stockholder representatives on the Supervisory Board expire on the close of this annual stockholders' meeting.

The Supervisory Board proposes that the following gentlemen be elected:

Dr. Egbert Eisele, Munich
Executive Board member of
Bayerische Hypo- und Vereinsbank AG

Arnulf Loy, Kleinostheim
CFO of the Zürich Agrippina Group

Dr. Jochen Melchior, Essen
Executive Board chairman of STEAG AG

Prof. Dr. Erhard Meyer-Galow, Essen
Management consultant

Dr. Claus Nolting, Munich
Executive Board Chairman of
HVB Real Estate Bank AG

Dr. Paul Siebertz, Munich
Executive Board member of
Bayerische Hypo- und Vereinsbank AG

Peter Thelen, Mönchengladbach
Chairman of the Executive Boards of
Deutscher Herold Versicherungsgesellschaften
der Deutschen Bank

Dr. Bernd Thiemann, Kronberg
Supervisory Board member of Rothschild GmbH

6. Election of statutory auditor for fiscal 2002.

The Supervisory Board proposes that Wollert-Elmendorff Deutsche Industrie-Treuhand GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, be elected as statutory auditor.

CORPORATE BODIES

Supervisory Board

Dr. Egbert Eisele Munich	Executive Board member of Bayerische Hypo- und Vereinsbank AG Chairman
Dr. Paul Siebertz Munich	Executive Board member of Bayerische Hypo- und Vereinsbank AG 1st Vice-Chairman
Dr. Jochen Melchior Essen	Executive Board chairman of STEAG AG 2nd Vice-Chairman
Michael Amann Dortmund	Bank clerk, Westfälische Hypothekenbank AG
Bernd Henkel Herdecke	Bank clerk, Westfälische Hypothekenbank AG
Dr. Horst Hoffmann Dortmund	Chairman of the Executive Boards of Continentale Versicherungen Europa Versicherungen
Susanne Kobosch Schwerte-Holzen	Bank clerk, Westfälische Hypothekenbank AG
Prof. Dr. Erhard Meyer-Galow Essen	Management consultant
Hans Dieter Ritterbex Bonn	Executive Board Chairman of Versicherungsholding der Deutschen Bank
Wolf-Edgar Schreifels Herdecke	Bank clerk, Westfälische Hypothekenbank AG
Dr. Bernd Thiemann Kronberg	Supervisory Board member of Rothschild GmbH
Karl Rudolf Vins Bonn	Member of the Executive Boards of Deutscher Herold Versicherungsgesellschaften der Deutschen Bank

Regulatory Authority

German Federal Banking Supervisory Office
Bonn

Advisory Board

Walter-Dietrich Poetsch Dortmund	Retired senior bank manager Chairman up to Dec. 31, 2001
Dr. Gerd Niebaum Dortmund	Lawyer and Notary Public President of the Borussia Dortmund soccer club Chairman as from Jan. 1, 2002
Dr. Hans-Georg Belz Hamburg	Lawyer
Gerard L. B. de Greef The Hague, Netherlands	Executive Board member of Multi Development Corporation NV
Dr. Bernd-Albrecht von Maltzan Bad Homburg v. d. H.	Division Head of Deutsche Bank AG
Dr. Winfried Materna Dortmund	Management Board member of MATERNA GmbH President of the Dortmund Chamber of Commerce & Industry
Karsten N. Møller London, UK	Managing Director, Co-Head of Capital Structure Group Goldman Sachs International
Bernd Voswinkel Düsseldorf	Managing Partner of Bernd Voswinkel GmbH & Co. Grundstücksverwaltung & Beteiligungen KG

Trustees

Klaus Peter Kremer	Retired presiding judge at the Regional Court of Hagen
Dr. Günter Beyer	Retired presiding judge at the Regional Court of Dortmund Deputy up to Jan. 31, 2002
Dr. Helmut Weingärtner	Presiding judge at the Regional Court of Dortmund Deputy as from Feb. 1, 2002

Executive Board

Dr. Georg Kottmann Dortmund
Kurt Sachs Dortmund
Jürgen Töniges Dortmund

12







Powering the future 2001

As this is the declared aim of WestHyp's Executive Board it only seemed natural to intersperse this year's annual report with illustrations evoking power and energy.





THE STRATEGIC DEVELOPMENT OF WESTHYP

Borrowers' requirements, capital market needs and extraneous demands on the German mortgage banks and other long-term lenders are at present resulting in a consolidation scramble and hence reduced supply capacities. Concurrently, the remaining banks are adopting a widely varying mix of survival strategies. A broad spectrum between "one-stop suppliers," on the one hand, and other very disparately yet highly specialized finance institutes, on the other. What they all share in common is a poor return on the equity employed, equity itself being increasingly a limited and limiting factor.

Our bank, too, operates amid such conflicting forces. Still, we remain true to our success formula: reliability, strong motivation, innovative resources, and short channels of communication to our customers and our money and capital market partners. The important thing is for us to merge our manageable structure with the professional skills needed in handling and concluding complex negotiations.

In view of the aforementioned demands on the money and capital markets, WestHyp has repositioned its strategy.

This repositioning (initiated years ago) was reflected up to and including 2001 in five transactions, representing a volume of around €4 billion, relating to the restructuring and securitization of property loans and other asset categories. We expect this trend to continue in the present year for which we have planned three to four transactions worth up to €4 billion.

What is behind our bank's strategic development?

The positioning of mortgage banks in scheduling and assembling assets and liabilities is increasingly being influenced by the capital market community and the rating agencies who assess the risk for the most important category of creditors (the Pfandbrief investors) largely according to the composition of the cover fund portfolios. The equity formally required by the German Banking Act ("KWG") to back assets at risk is of subordinate significance for rating purposes. This situation plus the fact that long-term loans (of up to 30 years in some cases) provide the bank with barely any opportunity for generating extended or additional earnings, call for some kind of action response. New approaches are required because stockholders expect an ROE (return on equity) that is hardly possible to earn by any mortgage bank that engages in the



long-term refinancing of its loan portfolio within the regulatory framework of the German Mortgage Bank Act ("HBG").

A promising way to raise the value traditionally added by German mortgage banks is to increase the loan turnover rate across the board, by adopting for its entire loan portfolio a buy-hold-sell strategy rather than the previous buy-hold-wait attitude. This approach offers the opportunity of translating new credit market trends into added value earlier and to a broader extent, and of using these as purchase for improving the Bank's earnings.

The key term is securitization, i.e., the process of securitizing asset categories in general and bank loans in especial, and demand by national and international capital investors for such asset-backed securities (ABS) is rising steadily and strongly.

This strategy implies that the Bank's loan portfolio must at all times be marketable, i.e., portfolio mix and management should be devised to ensure that the complex structures of securitized assets are well mastered and successfully marketed.

With this in mind we have mapped out the challenges and readied ourselves for competition. During the present fiscal year we will continue to more closely refocus the Bank's organization and structure (including the marketing of its property finance) on the new strategy, on our customers, and on investors. Our staff are willing and able, and this encourages us to continue along our adopted path resolutely and powerfully.

The Executive Board

16







Overall economic survey
Corporate development
Prospects

2001 Management report



MANAGEMENT

MANAGEMENT REPORT



STRATEGIES

OVERALL ECONOMIC SURVEY

The economy

The global economy chilled noticeably in the course of 2001, with for the first time all three major economic regions—the USA, Japan, and Euroland—sinking into recession.

Each constrained by its own shrinking GDP, none of these regions was able to step into the role of a driving force for the global economy. With real GDP gains and losses of +1.1 percent (down from +4.1) in the United States, –0.3 percent (down from +1.5) in Japan, and +0.6 percent (down from +3.0) in Germany, growth rates were well short of the forecasts made mid-2001.

GDP growth

With its meager GDP growth, Germany was the tail member in the weak Euroland league, which averaged a real GDP growth of a mere 1.6 percent (down from 3.4).

Unemployment rate

Despite the attempts back in 2000 to improve the economic environment (with measures such as the tax reform), Germany continued downhill and as of year-end the Federal Statistics Office recorded an unemployment rate of 9.6 percent (up from 9.3).

Inflation

Inflation averaged 2.5 percent for 2001 (up from 1.9 percent), the highest in seven years.



MONEY MARKET

In its bid to negotiate the US economy to a gentle landing, the Fed adopted a policy of aggressive interest rate cuts. As always attending less to the accompanying risk of inflation, the Fed whittled down the US key rates in 11 steps, from 4.75 to 1.75 percent by year-end.

Rate cuts

In view of Euroland's economic plight, the European Central Bank (ECB), too, saw the need to prune the interest rates for main refinancing operations in 4 steps, from 4.75 percent at the start of the year to 3.25 percent at the close.

CAPITAL MARKET

International capital market interest rates had a volatile year, with a brief yet steep drop in the late third and early fourth quarters, followed by a sharp rebound at the close of the period, ending the year slightly above the 12-month-earlier level.

Euro capital market

In the Euro capital market, the 10-year Bund yield rose from 4.86 to 4.94 percent. The US capital market showed a slighter gain, 10-year treasury bonds inching up from 5.12 to 5.14 percent.

Yield curve

The yield curve for the German capital market returned back to normal, with the yield spread between 5-year and 10-year public-sector bonds rising to 57 basis points and the yields amounting to 4.37 and 4.94 percent, respectively, at year-end.

Fixed-income securities

Mortgage Pfandbrief bonds

Public-sector Pfandbriefe

Fiscal 2001 was another period in which fixed-income securities maturing within one year were again in stronger demand, although generally sales of fixed-income securities showed hardly any growth. This was also reflected in the volume of securities sold by the member banks of the Association of German Mortgage Banks. Gross sales of mortgage Pfandbrief bonds were down from the year-earlier level, sales of public-sector Pfandbrief bonds slumping by around 25 percent. It was only the sales volume of other bonds that managed to repeat the prior-year magnitude. In all, sales of fixed-income securities by the German mortgage banks were short of the year 2000 volume.



PROPERTY MARKET

Building investments

The German real-estate market continued its nosedive in 2001. Whereas 2000 had shown a 2.5-percent decline in building investments, the past fiscal period's slump was even more dramatic at 6.0 percent. Depending on region, the residential and commercial property markets were in part very heterogeneous.

Housing construction

Largely contributing to the aforementioned trend was the weak residential construction market which plunged 7.5 percent. Besides the definite decline in owner-occupied units, it was the institutional investors that exercised most restraint due to such factors as new tax legislation, leading to poorer ROIs on tax loss projects, the reformed tenancy law, and stagnating property prices. The glut of vacant residential property, especially in the eastern part of Germany, also contributed to dragging down the market.

Commercial property construction

Down by just 3.9 percent, commercial building construction had a less unhappy year, with the gradual reduction of vacant office and administration buildings (especially in western Germany) having positive repercussions. Investors were still inclined, however, to adopt a wait-and-see attitude given the hardly predictable economic prospects.

Mortgage rates

Favorable mortgage rates which at year-end for 5- and 10-year maturities averaged an effective 5.39 and 5.74 percent, respectively, and hence well below the long-term interest rates of 7.47 and 7.85 percent, respectively, were unable to revive the German property investment market.

CORPORATE DEVELOPMENT

"Lead Competence Real Estate"

"Lead Competence Real Estate" is a strategic initiative announced back in 2000 and launched at the start of 2001 in the course of which the newly set-up HVB Real Estate Bank AG, Munich, started operation on September 3, 2001. The brainchild of our parent and chief stockholder Bayerische Hypo- und Vereinsbank AG, Munich, "Lead Competence Real Estate" is a program again pursued in the year under review with the aim of further expanding market and competence leadership amid European competition for property financing.

The plan had been for WestHyp together with Süddeutsche Bodencredit-bank AG and Nürnberger Hypothekenbank AG to be merged into Bayerische Handelsbank AG, Munich.

In order to round off its property financing business as part of the group-wide refocus initiated at the start of the fiscal period, HypoVereinsbank (HVB) announced in March 2001 its intention to sell its stake in WestHyp.

This was followed in July 2001 by an HVB announcement that the sales negotiations had been terminated, as a result of which WestHyp was once again integrated with the restructuring program for the HVB Group's property financing operations.

The planning and unfolding of our company's premerger and selling processes gave rise to a wide variety of extraneous tasks and assignments in addition to normal routine banking business.

Given these circumstances fiscal 2001 was a very trying period for our staff, the structure of our organization and for its market positioning. Our capacities were strained by a never-ending chain of extra chores, auditing work, plus the thirst of our customers and business partners for detailed information.

Despite such stresses, WestHyp still closed the year with a sufficing performance.

NEW LENDING BUSINESS

New lending business

As of December 31, 2001, our new business on the asset side totaled €10,719 million (down from €11,172 million). Building finance accounted for €2,326 million (up from €2,317 million), including €1,490 million (down from €1,608 million) for newly committed loans and €836 million (up from €709 million) for renewals. In the municipal segment and the securities business, we signed new contracts for altogether €8,393 million (down from €8,855 million).



PROPERTY FINANCE

With its risk-conscious market stance, WestHyp took commensurate account of the strained circumstances and troubled situation in its selected building and property market segments.

New property finance

New property finance business added up to €1,490 million (down from €1,608 million). €1,605 million (down from €1,710 million) was disbursed, another €429 million (down from €483 million) committed.

Commercial properties

Commercial properties funding accounted for 86 percent (up from 76 percent) of loans granted, equivalent to €1,282 million (up from €1,216 million). Of this amount, existing properties contributed €974 million (down from €1,091 million) and new buildings €308 million (up from €125 million).

Residential properties

We financed real estate for housing purposes of altogether €175 million (down from €327 million), of which new property finance business inputted €55 million (down from €131 million) and existing properties €120 million (down from €196 million).

Undeveloped plots of land and other realty accounted for an aggregate €33 million (down from €65 million).

International business

Compared with the total €653 million (down from €800 million) loans granted in Germany, foreign financing transactions (chiefly in the Netherlands and Great Britain) climbed to €837 million (up from €808 million). European new loan business outside of Germany thus accounted for 56 percent of the total (up from 50 percent).

Netherlands

The Netherlands was once again the focal point of our efforts abroad where loans acquired swelled by 33 percent to €616 million (up from €462 million). This accounted for 41 percent (up from 29) of our total new property finance and 74 percent (up from 57) of our non-German loans.

WestHyp Finance B.V.

Through our amplified national presence, Amsterdam-based WestHyp Finance B.V., we maintained a close and broadening relationship to customers both existing and prospective. We assist our business partners mainly with long-term financing of cash flow properties.



Dutch property prices and rents continued to climb to a high level by year-end. Ourselves, we addressed this trend by applying generally more conservative loan criteria. The total loans granted in the Netherlands added up to €1,694 million (up from €1,146 million) at December 31, 2001.

Great Britain

At €206 million (down from €338 million), our British new property finance shared 25 percent (down from 42 percent) in the total international new property finance business. Our customers include investors and realty companies for which we primarily financed property portfolios. In transacting our British business we work with HVB Real Estate Capital, London, thus making use of their market presence and intelligence. We also provided finance for a number of British customers with whom we had previously established ties. British loans amounted to €728 million (up from €549 million).

Austria

In 2001, WestHyp stepped into the Austrian property market.

Syndicated business

Expectedly, the year-earlier record volume of syndicated business was not repeated, the year-end amount reaching €420 million (down from €552 million). The international nature of our property finance activities is mirrored in the mixture of our syndicated business whose foreign slice accounts for 55 percent (down from 79) of new business. In both lead manager and partner functions we were again able to uphold our market positions. Taking into account the new business, our syndicated loan portfolio had risen 17 percent from €2,173 million to €2,545 million as of December 31, 2001.

Real-estate teams

We pushed ahead according to plan with the reformatting of our central property finance marketing organization, with the aim of singling out the professional segment for our activities. Business relations with our partners in the volume commercial property market were fostered and strengthened by our newly established real-estate teams.

Marketing centers

We have taken due account of the shake-up in the German property markets by concentrating our regional efforts at select locations. As of January 1, 2002, WestHyp's presence in Germany is limited to a Berlin branch and the four marketing centers in Dortmund, Frankfurt, Hamburg, and Munich. The task of these new units is to work with their respective customers directly from their local bases, with special emphasis on professional property partners in the commercial sector. We have closed our former offices in Cologne, Dresden, Düsseldorf, Hannover, Leipzig, Nürnberg, and Stuttgart.

CAPITAL MARKET BUSINESS

We continued our treasury and capital market activities for maximized earnings, with a spate of issues and transactions at major financial and trading centers in and outside Europe largely helping to further our bank's growth.

The success recipe included once again the deployment of innovative products and structures on either side of the balance sheet. As always, we were backed by adaptive, talented, and knowledgeable staff able to orchestrate even highly complex deals.

Sharp rate cuts by the world's most important central banks depressed money market interest rates in particular, yield curves were steeper, and amid this special (interest) environment, it was the products with a more structured pattern (the hallmark of our bank) that were in more popular demand.

Product diversification

At the same time, a wider diversity of products was surfacing on the money market: instead of the classical interbank time deposits, repurchase agreements (repos) started to sprout.

Securitization

Our strategy of promoting the securitization of certain types of assets as forward-pointing, structurally important, money-making business proved rewarding. Our ability as a bank of manageable proportions to adapt quickly to changing patterns of demand through modifications to our own structure has played a key role in our becoming a sought-after source in this specialized market. The figures prove that WestHyp has long-term and carefully crafted its access into this most recent field of business and very successful engineered its market profile. With an array of transactions under such evocative names as European Dream and Euromax we moved an aggregate amount of €2,377 million. We bought already securitized portfolios, stashed them in our own portfolio, reformatted, re-securitized and placed them anew.

Dutch Dream

Enacted in December 2001, Dutch Dream was the first time we securitized mortgage loans from our own portfolio to the tune of €903 million. This package was made up exclusively of Dutch commercial loans and was the first securitization project to be launched on the European market. Internationally recognized rating agencies analyzed on behalf of the investors each of the altogether 147 loans collateralized by 245 properties. Dutch Dream was composed 88 percent of office property, the rest from the retail, hotel/restaurant, and logistics sectors.

Key rate model

Given our ever conservative management of interest rate risks, the introduction of the key rate alarm system by the Bonn-based German Federal Banking Supervisory Office, at the start of 2001, did not directly constrain our own operations. In 2001, WestHyp was always well below 10 percent and was thus at no time held up by any alarm signals.



New capital market lending business

By December 31, 2001, our lending-type capital market transactions totaled €8,393 million (down from €8,855 million), of which municipal loans contributed €2,262 million (down from €4,245 million) and securities eligible for the public-sector coverage pool €3,494 million (up from €3,224 million). Other securities made up €2,637 million (up from €1,386 million). Disbursements under municipal loans totaled €2,233 million (down from €4,219 million). As of balance sheet date, the disbursement commitments from municipal loans granted came to a total €23 million (up from €0 million).

Refinancing requirement

In 2001, our refinancing requirement added up to €13,989 million (up from €13,740 million). For this purpose we placed mortgage Pfandbrief bonds for a total of €1,756 million (up from €507 million) and public-sector Pfandbrief bonds for €6,412 million (down from €7,551 million). Other bonds contributed €5,183 million (down from €5,197 million). We also raised refinancing loans for €638 million (up from €485 million).

Debt issuance program

The DIP is an important instrument of our refinancing repertoire, one that has repeatedly demonstrated its significance for our bank. Around 40 percent (up from 17 percent) of the funding (altogether €5,661 million; up from €2,292 million) was transacted with this program. The emphasis was on the straights, the unstructured issues which accounted for €5,441 million (up from €1,700 million), the remaining (structured) products inputting €220 million (down from €592 million). Since its inception, the program has generated business worth a total of €13,539 million (up from €7,878 million).

Easily the most frequently used currency was the euro, followed by the Japanese yen and the US dollar. At 48 percent (down from 64), almost one-half of the DIP volume was sourced outside of Germany, mostly in the other European countries (44 percent, down from 55). Another 4 percent (down from 9) was refinanced in the markets of Asia.





Commercial paper program

Alongside repurchase agreements (repos) and deposits, it was the commercial paper program (CP) that was among the three most important of the Bank's refinancing options. The efforts to market the CP program in 2001 were intertwined with incessant rumors and reports regarding the merger and sale of our bank. Amid these circumstances, the total placement volume reached €1,574 million (down from €2,398 million). As of year-end the outstanding added up to €191 million (down from €435 million). Utilization averaged €483 million (down from €611 million). Customers were mainly the money market funds in Britain, France, and Germany.

Jumbos

As part of our refinancing efforts we again resorted to jumbos. Even though the general parameters in this special market tended to difficult in the course of 2001, WestHyp succeeded in placing at acceptable terms two new issues and four green shoes totaling €3,055 million (down from €5,555 million).

Just as hitherto, our activities amid such tough conditions will focus strictly on the market and hence solely on specific investor demand. If, in future, jumbos and/or global-format issues are either not at all in demand or only with unattractive spreads, we will accordingly adjust our placement efforts more closely in the direction of tailor-made products and/or structured issues.

Ratings

In fiscal 2001, AAA and Aaa were reconfirmed for our public-sector Pfandbrief bonds by the internationally renowned rating agencies Standard & Poor's and Moody's Investors Service, respectively. Our mortgage Pfandbrief bonds scored an Aa1 with Moody's, while the unsecured variety was rated A by Standard & Poor's and A1 by Moody's.

Price support

In the year under review and in order to support prices we redeemed €640 million (down from €743 million) of our own bonds, of which €6 million (up from €5 million) was re-placed.
This practice makes sure that our investors can rely anytime on a liquid secondary market, a criterion important to them. After deducting redemptions, our proprietary bond portfolio had a par value of €692 million (up from €658 million) as of December 31, 2001.

Financial derivatives

Derivative financial instruments in our lending and borrowing business were used to avert rate and forex risks and thus secure and improve margins. They are of paramount importance to WestHyp's corporate development.



In accordance with the statutory regulations and terms of reference governing German mortgage banks, derivatives were not traded by us.

On principle, all derivative contracts were made only in connection with the underlying basic transactions, and even then, only with counterparts of prime standing and within specified limits. All transactions were managed and monitored through our risk controlling system. In an effort to avoid interest rate risks for our new lending business, we contracted swaps of €6,079 million (down from €6,780 million) and, for refinancing purposes, an aggregate €11,425 million (up from €8,441 million). WestHyp's financial derivatives business is described in greater detail in the notes to the 2001 financial statements.

PORTFOLIO TRENDS

Loans and advances to other banks

As of December 31, 2001, loans and advances to other banks totaled €8,262 million (down from €8,457 million), including €334 million (up from €308 million) under mortgages and €7,415 million (down from €7,666 million) for municipal/communal loans. The other loans and advances came to €513 million (up from €483 million).

Loans and advances to customers

Loans and advances to customers amounted to €17,316 million (up from €16,892 million), €8,630 million thereof (up from €7,827 million) under mortgages and €8,672 million (down from €9,056 million) for municipal/communal loans; other loans and advances made up for the balance of €14 million (up from €9 million).

Securities portfolio

Our securities portfolio increased by 46 percent to €15,522 million (from €10,646 million), bonds and debentures of third-party issuers accounting for €14,804 million (up from €9,961 million), plus €718 million (up from €685 million) of our own.

With a view to optimizing our property management business, major parts of our property portfolio were transferred to our subsidiary WestHyp Immobilien Management GmbH & Co. KG, Dortmund.

BALANCE SHEET

Our business is flourishing and this is reflected in our assets and liabilities. As of December 31, 2001, total assets added up to €41,713 million (up from €36,759 million), a gain of 13 percent.

INCOME

General administrative expenses
Risk provisioning
Net income
Sufficing annual performance

At €124.2 million, net interest income was almost maintained at the prior-year level (€126.1 million). The mushroomed commission expense of €12.5 million (up from €1.1 million) was chiefly attributable to the high one-time costs incurred in connection with our mortgage-backed securities and securitization business. Despite the many additional requirements in 2001, we managed to contain total general administrative expenses at the 2000 level (€34.1 million in either year). The clearly better net balance of other operating expenses and income produced an operating profit before risk provisioning of €83.9 million (down from €88.9 million). Taking into account the €13.5 million reduction in risk provisioning to €33.7 million (down from €47.2 million), the operating profit after risk provisioning mounted by 20.4 percent to €50.2 million (up from €41.7 million). Due to the higher maturity-related amortization of long-term securities, EBT shrank by 9.8 percent to €36.0 million (from €39.9 million), net income declining accordingly to €22.9 million (down from €25.2 million). In view of the exceptional factors and processes that put a sustained stress on both the Bank and the workforce, we are altogether satisfied with our annual performance.

PROFIT APPROPRIATION

Distribute-recapture method

WestHyp's Executive and Supervisory Boards will propose to the annual stockholders' meeting that the net earnings stated at €22.9 million (down from €25.2 million) be applied to distribute a cash dividend of €170 and a superdividend of €131.58 (down from €170), both per no-par share of the common stock of €38 million (up from €37 million) (divided into 76,000 no-par shares, up from 74,000), as well as to recapture the total superdividend, thus raising the capital stock.

EQUITY

Equity ratio

Our equity ratio for regulatory purposes pursuant to Art. 10 KWG (8 percent minimum) amounted to 9.6 percent (down from 9.7 percent) as of December 31, 2001. The participatory capital totaled €146.4 million (up from €135.5 million), €146.2 million thereof being included in the liable equity capital under the terms of Art. 10(5) KWG (up from €119.9 million).

WestHyp's subordinated liabilities came to €264.4 million at par (up from €224.4 million), €199.9 million (up from €193.6 million) of which was included in the liable equity, too.

Over and above the participatory rights already floated, the Executive Board may issue another €111 million (down from €150 million) in such participatory rights by December 31, 2003, as authorized by the stockholders' meeting of March 10, 1999.



The Executive Board is also authorized to increase the common stock on or before December 31, 2003, by an aggregate maximum of €5.0 million by issuing no-par shares against cash contributions.

RISK REPORT

Key rate model

Since April 1, 2001, German mortgage banks have reported the monthly interest rate risk to the Federal Banking Supervisory Office in accordance with the key rate model, a standardized formula that defines risk as the change in the bank portfolio's present value for a linear upward or downward shift of the yield curve by 1 and 100 basis points, respectively.

This risk inherent in the present value must be determined daily and be in a healthy proportion to the liable equity according to Art. 10 KWG. In the fiscal period, the Bank's risk ratio thus determined was throughout well below 10 percent, with its equity funds being conservatively spread over the maturity bands.

10-grade rating system

The route meantime followed for several years and leading to the identification of credit risks inherent in the portfolio, to the avoidance of new credit risks and to efficient credit portfolio management has been consistently pursued in 2001, too. The VaR (value at risk) in our lending business contracted by 12.2 percent, improving from €49.2 million the year before to €43.2 million in 2001. A 10-grade rating system has been introduced to classify the credit standing of all borrowers. Monthly portfolio reports based on periodic reassessments show the migratory trends within each rating grade, and these migrations, in turn, illustrate the variation over time of overall portfolio quality. The task next on our agenda is an improvement to the current 4-grade property rating system, a project that will be nested in the Basel II framework. Risk management findings are at any time inputted into day-to-day credit operations. Apart from implementing risk-adjusted margins, recommendations include to cap loans granted within certain risk categories and restrict lending to borrowers in certain regions.

Risk workshops

Operational risks

A number of risk workshops attended by the Executive Board and the Risk Managers were held during the past fiscal year. High up on the agenda alongside the management of loan and interest rate risks, was how to cope with operational risks, with special emphasis on an analysis of the bank's human resources situation and its banking risks. In the light of the announced merger at the start of the fiscal year among the mortgage bank subsidiaries within the HypoVereinsbank Group and the subsequent sales negotiations, the uppermost goal had to be to continue business as usual. In the course of the period, the Bank did lose some members of staff who handed in their notice, and it has not always been possible to find adequate replacements.





IT infrastructure

In order to abate the operating risks inherent to our indigenous and heterogeneous IT infrastructure as developed over the course of years, the Bank decided to migrate to PARIS, a software dedicated to mortgage banks. Migrating to the new IT system requires considerable personnel input and for the staff involved, double the workload. Any changeover of all the Bank's operational systems at a specific date is linked to risks since it requires absolutely close coordination among users, hardware, and software. We are well aware of the hazards of migration and have mapped out a multistage quality assurance procedure including a worst-case scenario. We have also recruited the services of an outside consultant conversant with PARIS who has successfully enacted such changeovers on a number of occasions. By training and instructing our staff well in advance we hope to circumvent possible risks. The start-up of the new system is scheduled for the beginning of 2003.

The changeover to the new PARIS system illustrates WestHyp's strategy of minimizing IT risk exposure while both optimizing and automating the Bank's operations. The computer center services had been farmed out back in mid-1999, followed in the summer of 2001 with the outsourcing of our own software application development work.

NEWLY ESTABLISHED

Immovation GmbH

Immovation GmbH was set up by us in Dortmund on January 9, 2001. Besides our traditional building finance activities, we will deploy this company to take a closer look at various aspects of the realty business.

OWNERSHIP

According to the notifications of shareholdings in WestHyp we received as of December 31, 2001, our common stock is held by the following investors: 75 percent by Bayerische Hypo- und Vereinsbank AG, Munich; 12.5 percent each by Bonn-based Deutscher Herold Allgemeine Versicherungs-Aktiengesellschaft der Deutschen Bank and Deutscher Herold Lebensversicherungs-Aktiengesellschaft der Deutschen Bank, also Bonn.

Pursuant to Art. 312 AktG, we prepared a dependency report on our affiliations with related companies in the year under review, which ends with the following representation:

"According to the circumstances which were known to us at the time business was transacted with related companies, Westfälische Hypothekenbank AG has in all cases received an equitable consideration. Actions in the interests of, or caused by, related companies were neither taken nor omitted."

EMPLOYEES

Challenges confronting our staff

Fiscal 2001 certainly posed challenges for our employees, unique in our bank's history.

Despite this, not only did we manage to continue business as usual we also successfully effected a number of restructuring projects, we again demonstrated our innovative market competence and, in the end, we delivered operating results that are highly commendable.

A constructive relationship

All this was only attainable through the strong commitment of our employees and, once again, the constructive cooperation of the Works Council and the Managerial Staff Spokespersons Committee. The Executive Board thanks all concerned for all that has been achieved.

Leadership tools

Our bank has existed for 40 years now and during this period there have been marked changes to the challenges confronting it and its staff. So in order to be able to cope with these challenges we need, besides a focused strategy, the newest, systematic leadership tools, which interrelate very closely with the strategic targets.

Given the growing significance of HR development and deployment, the assessment of potentials is, alongside performance appraisal, one of the key decision parameters. Despite the difficult situation into which we were submerged in fiscal 2001, we again invested in training courses to give our staff additional career prospects.

Information policy

A major factor in the success of a company is the speed and accuracy with which information is disclosed and circulated and hence our employees are briefed in good time on any pending changes.

Staff structure

Compared with the preceding year, the average annual headcount decreased by 14 to 262. The total year-end number of employees of 259 (down from 272), plus one postgraduate trainee, included 16 apprentices, 112 being women and 147 men.

High adaptability

The ongoing review of our internal operations and organization as required by the market, the improvement targets, the Basel II stipulations and the expected regulatory mechanisms resulting from the minimum requirements for loan business (MAK), these are all factors calling for considerable willingness to adapt on the part of our people.

HR development

Of critical importance in future will be the ability to master new business processes with a consistency from which new profiles emerge. Even now we are proactively contending with emergent demands, opportunities, and challenges. We will continue to foster our special relationship with certain universities in a way that most fittingly meets our needs. In fact we are convinced that selected recruitment from without is the best way of enhancing our proven policy of promotion from within.



PROSPECTS

We expect the global recession of 2001 itself to recede as 2002 progresses.

Economic recovery

The United States, especially, we think will show some appreciable recovery starting from the spring or, at the latest, from mid-2002, which will then lead to noticeable growth gains. We predict that America will once again serve as the driving force for the global economy and after some time lag, this upswing will spill over into Euroland and hence Germany.

Despite the modest relaxation of monetary reins on the part of the European Central Bank last year, domestic demand in Europe will not take off before the latter half of the year. Accordingly, Germany's GDP is likely to develop only slight growth in 2002.

PROPERTY MARKET

Bottoming out

Last year was a time in which the German construction trade lost some 90,000 jobs. Given that the economy is generally showing a slow recovery it may be assumed that the construction sector has now hit its trough. Even though the present year will again see a slight decline in building construction, certain segments already indicate that the consolidation process of recent years will result in the market steadying, albeit at a low level.

Commercial buildings

Commercial building, in particular, is reckoned to rebound, specifically in the western part of Germany where in 2001, there was definite reduction in vacant office space.

Residential buildings

Private residential building construction is likely to gain somewhat, although public-sector housing will continue critical since neither is 2002 expected to show any increase in public spending on the part of the still impoverished municipalities.

MONEY AND CAPITAL MARKET

On the assumption that the world, and especially the US, economy rebounds, we expect money and capital market interest rates to rise toward mid-year.

POSITIONING STRATEGY

Processes of change

Creating new earnings potential

There is no denying that the banking and, especially, the mortgage banking businesses are undergoing a shake-up, one that is necessary for their very survival. A bank's ROE or analogous target corridors for tomorrow's shareholder values have turned into the central issue within the competitive environment both in terms of strategy and operations. In order to generate new earnings potentials, the mortgage banks are increasingly backing down from their traditional buy-and-hold strategy and heading, within the parameters of what is legally viable, in partly very divergent directions in their property, loan, and refinancing businesses.

Success-driven positioning

Given the need to improve profit levels in terms of annual performance and ROE, WestHyp has reprofiled its position in the marketplace. We have taken a long, hard look at our present market position, our areas of business hitherto, and the success factors. Taking into account the findings of a poll conducted among a cross-section of our customers, we have developed our own distinctive market- and success-driven (and hence sustainable) positioning. As both a limiting and limited resource, equity is the pivotal factor in our strategic alignment.

Portfolio management

Our idea is that of a portfolio management devised to bring together the market players of our two traditional businesses—property finance and capital market. In place of the buy-hold-wait strategy adopted to date, whereby the loan portfolios are held to maturity in the books, now additional value is created by turning over the loan portfolio assets through securitization, hence a buy-hold-sell strategy.

Success factor: Pfandbrief bond

MBS

One of our major success ingredients will be our ability, in the scope of our business concept, to deploy Pfandbrief bonds as the most advantageous refinancing tool, thus ensuring that our risk-oriented assets are kept at a constant level despite expanded business. The new demands set on our lending business, especially in terms of assets at risk, portfolio suitability, placeability and risk-adjusted margins, will gain added weight in implementing this corporate concept. The risk portfolio of property loans will be contained and downscaled by securitizing and marketing them as mortgage-backed securities (MBS). As from 2002, three or four of these high-workload transactions have been planned annually and will be conducted by synthetic or true-sale MBS deals. The criteria of thereby easing the burdens on liquidity, solvability and credit risk are strictly and consistently applied in such transactions.



With its innovative structures and products, WestHyp will continue to address what is in demand by the investing community at any given time. As a sought-after issuer, the Bank is pushing ahead with its successful sales strategy tuned to the national and international capital markets. In future, lending in capital market business will concentrate even more on the implementation of innovative interest rate and loan structures.

Innovative rate and loan structures

4th German Financial Market Promotion Act

In this context, we will focus our activities to an even stronger degree on high-margin rather than high-volume transactions. The 4th German Financial Market Promotion Act ("FinMFöG") and the ensuing extensive amendments to the German Mortgage Bank Act will allow us to tap new market potentials and regions, also and most especially in the government lending business. Since the market climate will continue rough, particularly for high-volume issues, and a EU-wide source tax may be introduced, with the corresponding restraint on an increase in the volume of Pfandbrief bonds outstanding, we will consistently resort to alternative refinancing tools, such as private placements, structured products, etc.

Alternative refinancing

The biggest challenges facing WestHyp in 2002 are to complete the strategic repositioning projects already launched and, at the same time, migrate to the new PARIS IT platform which is likely to be completed by December 31, 2002.







Balance sheet as of December 31, 2001
Income statement

2001
Annual financial statements

BALANCE SHEET AS OF DECEMBER 31, 2001

Assets (€ million)		Note no.	Dec. 31, 2001			12-31-2000
1. Cash reserve						
(a) Cash on hand				0.069		0.059
(b) Balances with central banks				58.029		18.722
thereof with the Bundesbank:	(PY: 18.722)		[58.029]		**58.098**	**18.781**
3. Loans and advances to other banks		3, 4, 6				
(a) Mortgage loans				334.022		308.087
(b) Municipal loans				7,414.772		7,665.800
(c) Other loans and advances				513.225		483.254
thereof payable on demand:	(PY: 21.072)		[18.596]		**8,262.019**	**8,457.141**
collateralized by securities:	(PY: 0)		[0]			
4. Loans and advances to customers		3, 4				
(a) Mortgage loans				8,629.904		7,827.252
(b) Municipal loans				8,672.336		9,056.005
(c) Other loans and advances				13.630		9.027
thereof collateralized by securities:	(PY: 0)		[0]		**17,315.870**	**16,892.284**
5. Bonds and other fixed-income securities		4, 5, 6, 7, 14				
(b) Bonds and notes issued by						
(ba) public-sector issuers			5,574.668			4,711.322
thereof eligible for Bundesbank borrowings:	(PY: 1,617.060)		[1,836.819]			
(bb) other issuers			9,229.364			5,249.568
thereof eligible for Bundesbank borrowings:	(PY: 2,549.624)		[2,938.071]			
				14,804.032		9,960.890
(c) Own bonds				718.434		684.792
At par:	(PY: 657.798)		[691.736]		**15,522.466**	**10,645.682**
7. Participating interests		7, 8, 37			**0.067**	**0.043**
Thereof: in other banks	(PY: 0)		[0]			
in financial services providers	(PY: 0)		[0]			
Carryover:					41,158.520	36,013.931

Equity and liabilities (€ million)	Note no.	Dec. 31, 2001			12-31-2000
1. Accounts due to other banks	3, 4, 14				
(a) Registered mortgage Pfandbrief bonds issued			788.424		667.082
(b) Registered public-sector Pfandbrief bonds issued			388.434		286.311
(c) Other liabilities			5,106.467		4,528.986
Thereof repayable on demand (PY: 210.219)		[133.976]		**6,283.325**	**5,482.379**
Delivered to lender as collateral for loans:					
registered mortgage Pfandbrief bonds (PY: 2.556)		[2.556]			
and registered public-sector					
Pfandbrief bonds (PY: 0)		[0]			
2. Accounts due to customers	3, 4				
(a) Registered mortgage Pfandbrief bonds issued			2,071.082		2,140.022
(b) Registered public-sector Pfandbrief bonds issued			1,864.567		1,978.408
(d) Other liabilities			1,230.953		1,005.489
Thereof repayable on demand (PY: 35.045)		[20.804]		**5,166.602**	**5,123.919**
Delivered to lender as collateral for loans:					
registered mortgage Pfandbrief bonds (PY: 53.070)		[52.047]			
and registered public-sector					
Pfandbrief bonds (PY: 65.752)		[48.368]			
3. Debts evidenced by certificates	3, 4				
(a) Bonds issued					
(aa) Mortgage Pfandbrief bonds		2,362.508			1,601.966
(ab) Public-sector Pfandbrief bonds		21,532.039			19,364.397
(ac) Other bonds		5,230.644			4,176.455
			29,125.191		
				29,125.191	**25,142.818**
4. Special liabilities	6			**12.330**	**13.295**
Thereof borrowings in transit (PY: 13.295)		[12.330]			
5. Sundry liabilities	2, 13			**78.869**	**42.872**
6. Deferred income	15				
(a) from issues and loans			99.748		99.191
(b) other			76.116		43.699
				175.864	**142.890**
7. Accruals					
(a) for pensions and similar commitments			18.619		17.471
(b) for taxes			1.193		5.847
(c) other			8.338		7.524
				28.150	**30.842**
Carryover:				40,870.331	35,979.015

Assets (€ million)		Note no.	Dec. 31, 2001			12-31-2000
Carryover:					41,158.520	36,013.931
8. Shares in related companies		2, 5, 7,			**41.906**	**41.882**
Thereof: in other banks	(PY: 0)	9, 37	[0]			
in financial services providers	(PY: 0)		[0]			
9. Special assets		6			**12.330**	**13.295**
Thereof loans in transit	(PY: 13.295)		[12.330]			
10. Recovery claims against the public sector and bonds resulting from their exchange		10			**21.336**	**26.804**
12. Tangible assets		7, 11			**5.426**	**7.215**
15. Sundry assets		2, 12			**278.773**	**480.802**
16. Deferred charges and prepaid expenses		15				
(a) from issues and loans				150.547		
(b) other				43.666		
					194.213	**174.735**
Total assets					**41,712.504**	**36,758.664**





Equity and liabilities (€ million)	Note no.	Dec. 31, 2001			12-31-2000
Carryover:				40,870.331	35,979.015
9. Subordinate liabilities	4, 16			**273.083**	**231.804**
10. Participatory capital	18			**146.397**	**135.492**
Thereof maturing in less than 2 years (PY: 15.339)		[0]			
11. Fund for general banking risks				**25.565**	**25.565**
12. Equity					
(a) Capital stock					
(aa) Common stock	19	38.000			37.000
(ab) Dormant preferred stock	20	41.500			41.500
			79.500		
(b) Additional paid-in capital	17		69.059		57.479
(c) Revenue reserves	17				
(ca) Legal reserve		0.299			0.299
(cd) Other (Art. 7 HBG)		225.350			225.350
			225.649		
d) Net earnings/(Net deficit)			22.920		25.160
				397.128	**386.788**
Total equity and liabilities				**41,712.504**	**36,758.664**

1. Contingent liabilities	23				
(b) from suretyships, guaranties and warranty contracts			111.505		115.219
				111.505	**115.219**
2. Other	24				
(c) Irrevocable loan commitments			297.554		384.707
				297.554	**384.707**

INCOME STATEMENT

for the year ended December 31, 2001

Expenses (€ million)	Note no.	2001			2000
1. Interest expense				**2,384.767**	**2,081.754**
2. Commission expense				**18.493**	**8.946**
4. General administrative expenses					
(a) Personnel expenses					
(aa) Wages and salaries		16.095			16.335
(ab) Social security taxes, pension expense and related employee benefits		4.253			4.683
thereof pension expense (PY: 2.249)		[1.947]	20.348		
(b) Other			12.319		11.565
				32.667	**32.583**
5. Amortization, depreciation and write-down of intangible and tangible assets				**1.451**	**1.537**
6. Other operating expenses	26			**8.019**	**9.183**
7. Write-down of and allowances for receivables and specific securities, as well as annual provision for lending business				**33.620**	**47.179**
9. Write-down of participating interests and shares in related companies, and amortization of other long-term securities	28			**14.013**	**1.651**
10. Expenses from loss absorption				**0.188**	**0.211**
13. Income taxes	29			**9.688**	**12.410**
14. Non-income taxes (other than included in 6.)				**0.156**	**0.191**
15. Profit transferred under profit-pooling/sharing or P&L transfer agreements				**3.271**	**2.082**
16. Net income				**22.920**	**25.160**
Total expenses				**2,529.253**	**2,222.887**

Westfälische Hypothekenbank AG

The Executive Board

Dr. Georg Kottmann Kurt Sachs Jürgen Töniges

Dortmund, February 20, 2002

Income (€ million)	Note no.	2001		2000
1. Interest income from				
(a) lending and money market business		1,701.427		1,666.802
(b) fixed-income and book-entry securities		805.344		538.926
			2,506.771	**2,205.728**
2. Current income from				
(b) participating interests		0.087		0.001
(c) shares in related companies		2.100		2.100
			2.187	**2.101**
4. Commission income			**5.997**	**7.876**
8. Other operating income	27		**14.298**	**7.182**
Total income			**2,529.253**	**2,222.887**

€ million	Note no.	2001		2000
1. Net income/(Net loss)			**22.920**	**25.160**
2. Profit carryover from prior year			**0**	**0**
			22.920	**25.160**
3. Transfer from additional paid-in capital			**0**	**0**
			22.920	**25.160**
4. Transfer from revenue reserves				
(a) from legal reserve		0		
(b) from reserve for treasury stock		0		
(c) from statutory reserves		0		
(d) from other revenue reserves		0	**0**	**0**
			22.920	**25.160**
5. Transfer from participatory capital			**0**	**0**
			22.920	**25.160**
6. Transfer to revenue reserves				
(a) to legal reserve		0		
(b) to reserve for treasury stock		0		
(c) to statutory reserves		0		
(d) to other revenue reserves		0	**0**	**0**
			22.920	**25.160**
7. Refunding of participatory capital			**0**	**0**
8. Net earnings/(Net deficit)			**22.920**	**25.160**







Accounting and valuation methods
Comments on the balance sheet
Comments on the income statement
Other disclosures
WestHyp's boards
Auditor's opinion

Notes 2001

ACCOUNTING AND VALUATION METHODS

The Bank prepared its 2001 annual accounts in accordance with the accounting regulations of the German Commercial Code ("HGB"), as well as with the pertinent provisions of other applicable German legislation, viz. the Stock Corporation Act ("AktG"), the Banking Act ("KWG"), and the Mortgage Bank Act ("HBG"). Classification of and disclosure in the financial statements conform with the German Bank Accounting Regulations ("RechKredV") as amended up to December 11, 1998.

All receivables are carried at their par or face values pursuant to Art. 340e(2) HGB. The difference between the amount paid out and the principal is generally disclosed as deferred income, which is duly amortized.

Specific allowances for doubtful accounts and accruals provide for all foreseeable specific risks from lending business. General allowances cover the standard collection risk inherent in receivables. In addition, the fund for general banking risks in accordance with Art. 340g HGB provides for banking contingencies and risks, as do the contingency reserves under the terms of Art. 340f HGB.

In the year under review, the Bank transferred to fixed assets certain securities of a book value of €260.2 million.

The bonds and other securities destined for long-term investment are carried at amortized cost.

Bonds and other securities allocated to the liquidity reserve are strictly valued at the lower of cost or market pursuant to Art. 253(3) HGB unless they form valuation units, in which case they are also valued at amortized cost.

Tangible assets are stated at cost less depreciation. So-called low-value assets (at cost of €410 net or less) are fully written off pursuant to Art. 6(2) German Income Tax Act ("EStG").

Liabilities are disclosed at the amount (re)payable. The difference between principal and issue amount of liabilities is shown as deferred charge. Zero bonds are carried at their issue price plus prorated interest according to the issuing yield.

Accruals provide for uncertain commitments at the anticipated amounts of utilization. Pension accruals provide for such maximum actuarial present value

Currency translation

Amounts in currencies other than euros (€) were translated at the mean current rates as per Dec. 31, 2001, pursuant to Art. 340h(1) HGB. Since only hedged items are involved, the translation gains/losses were stated as sundry assets or sundry liabilities, as appropriate.

Shares in related companies denominated in any non-euro currency were capitalized at cost in €.

34 Group affiliation

Under the terms of Arts. 16, 17 AktG, Munich-based Bayerische Hypo- und Vereinsbank AG holds a controlling interest in our Bank and prepares consolidated accounts that include WestHyp. Pursuant to the provisions of Art. 291 HGB, Westfälische Hypothekenbank AG, Dortmund, exercises the option of being exempted from publishing consolidated annual accounts and a group management report.

The consolidated financial statements of Bayerische Hypo- und Vereinsbank AG are available in Munich (Local Court of Munich, Commercial Register no. HRB 421 48).

35 Ownership

According to communications we received regarding the Bank's ownership structure as of December 31, 2001, Bayerische Hypo- und Vereinsbank AG, Munich, holds a 75-percent stake in our common stock.

36 Profit appropriation and equity analysis

For the fiscal year 2001, WestHyp intends again to capitalize on the tax advantages of the distribute-recapture method. Net income equals net earnings.

The Executive and Supervisory Boards will propose to the annual stockholders' meeting on March 13, 2002, to resolve that the net earnings of €22.920 million be used to distribute a cash dividend of €170 and a superdividend of €131.58 per no-par share on the common stock of €38 million (divided into 76,000 no-par shares) and to recapture the total amount of the superdividend, thus raising the Bank's common stock.

It will be proposed to the annual stockholders' meeting to increase the equity by a total €10.000 million (including the recapture of the superdividend) by issuing 2,000 no-par shares at an issue price of €5,000 each; the new shares of stock will rank for dividend as from January 1, 2002.

If resolved as proposed, the profit appropriation and capital increase will bring the Bank's accounting equity to €755.812 million (subscribed capital of €80.500 million, plus €303.708 million in revenue reserves and additional paid-in capital, plus €199.886 million subordinate liabilities, plus €146.153 million participatory capital, plus €25.565 fund for general banking risks).

37 Shareholding details

The listing below reflects the shareholdings by Westfälische Hypothekenbank AG in accordance with Art. 285(11) HGB, based on the companies' latest annual accounts available.

	Equity [1]	Shareholding	Net income/ (loss)
Name	€ million	%	€ million
WestHyp Finance B.V., Amsterdam, Netherlands	0.630	100	1.231
GGV Gesellschaft für Grundbesitzverwaltung und Immobilien-Management mbH, Dortmund	2.072	100	(0.188)
SANO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Düsseldorf	(1.710)	33.3	(0.435) [2]
SOMA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Düsseldorf	(2.760)	33.3	(0.676) [2]
WestHyp Immobilien Holding GmbH, Dortmund	(0.010)	100	(1.269) [2]
WestHyp Immobilien Management Beteiligungsgesellschaft mbH, Dortmund	0.025	100	0.0017 [2]
WestHyp Immobilien Management GmbH & Co. KG, Dortmund	25.532	100	(1.513)
Immovation GmbH, Dortmund	0.025	100	(0.005) [3]

[1] Including the net income/loss for the period

[2] Equity and net loss as of Dec. 31, 2000, the 2001 data being not yet available to the Bank

[3] Formed in 2001 only; the provisional balance sheet shows a deficit of approx. €4,800.



38 Average workforce

	2001	2000
Total excl. apprentices	**248**	**261**
thereof:		
full-timers	215	233
part-timers	33	28
non-exempts	145	152
exempts	103	109
(apprentices)	[14]	[15]

39 Loans to board members

As of December 31, 2001, the Bank's board members had received the following loans and advances:

€ million	2001	2000
(a) Supervisory Board members		
Stockholder representatives	0	0
Employee representatives	0.106	0.463
(b) Advisory Board members	**50.940**	**50.686**
(c) Executive Board members	**2.257**	**2.298**

40 Remuneration of Executive and Supervisory Board members

In fiscal 2001, the Executive Board's total remuneration came to €1.210 million (down from €1.211 million). Former Executive Board members received €0.252 million (up from €0.246 million), while €0.064 million (up from €0.063 million) was paid to the surviving dependants of a former Executive Board member.

€2.364 million (down from €2.371 million) was provided for accrued current pensions of former Executive Board members, the pension accruals for the surviving dependants of one former Executive Board member providing for another €0.672 million (virtually unchanged).

Subject to the stockholders voting in favor of the 34-percent dividend as proposed, the remuneration of Supervisory Board members for 2001 will total €0.353 million (unchanged).

The fees paid to Advisory Board members for fiscal 2001 amount to €0.047 million (down from €0.052 million).

WESTHYP'S BOARDS



Supervisory Board

Dr. Egbert Eisele Munich	Executive Board member of
	Bayerische Hypo- und Vereinsbank AG
	Chairman
Dr. Paul Siebertz Munich	Executive Board member of
	Bayerische Hypo- und Vereinsbank AG
	1st Vice-Chairman
Dr. Jochen Melchior Essen	Executive Board chairman of STEAG AG
	2nd Vice-Chairman
Michael Amann Dortmund	Bank clerk, Westfälische Hypothekenbank AG
Bernd Henkel Herdecke	Bank clerk, Westfälische Hypothekenbank AG
Dr. Horst Hoffmann Dortmund	Chairman of the Executive Boards of
	Continentale Versicherungen
	Europa Versicherungen
Susanne Kobosch Schwerte-Holzen	Bank clerk, Westfälische Hypothekenbank AG
Prof. Dr. Erhard Meyer-Galow Essen	Management consultant
Hans Dieter Ritterbex Bonn	Executive Board Chairman of
	Versicherungsholding der Deutschen Bank
Wolf-Edgar Schreifels Herdecke	Bank clerk, Westfälische Hypothekenbank AG
Dr. Bernd Thiemann Kronberg	Supervisory Board member of Rothschild GmbH
Karl Rudolf Vins Bonn	Member of the Executive Boards of
	Deutscher Herold Versicherungsgesellschaften
	der Deutschen Bank

Offices in statutory supervisory or equivalent boards

Dr. Georg Kottmann	Borussia Dortmund GmbH & Co. KG a.A.
	Strobelallee 50
	44139 Dortmund
Kurt Sachs	HVB REAL ESTATE CAPITAL LIMITED
	110 Cannon Street
	London EC4 N6EW, UK
Jürgen Töniges	Pfandbrief Bank International S.A.
	4, rue Alphonse Weicker
	2721 Luxembourg



Executive Board

Dr. Georg Kottmann Dortmund
Kurt Sachs Dortmund
Jürgen Töniges Dortmund

Dortmund, February 20, 2002

Westfälische Hypothekenbank AG
The Executive Board

Dr. Kottmann | Sachs | Töniges

AUDITOR'S OPINION

We audited the annual accounts (including the records and books of account) and management report of Westfälische Hypothekenbank AG, Dortmund, for the fiscal year ended December 31, 2001. The accounting and the preparation of the annual accounts and management report in accordance with German Commercial Code regulations and the supplementary provisions of the Bank's articles of association are the responsibility of the Bank's Executive Board. Our responsibility is, based on our audit, to express an opinion on the annual accounts (including the accounting) and management report.

We conducted our annual audit in accordance with the provisions of Art. 317 HGB and with due regard to generally accepted standards on the audit of financial statements as established by IDW, the Institute of Sworn Public Auditors in Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance that any misstatement or fraud that has a material impact on the view of the net assets, financial position or results of operations as presented by the annual accounts with due regard to accounting principles generally accepted in Germany and by the management report is properly identified. When planning the audit procedures, knowledge and understanding of the Company's business, its economic and legal environment as well as sources of potential errors are given due consideration.

An audit includes examining, largely on a test basis, the accounting-related internal control system's effectiveness and the evidence supporting the amounts and disclosures in the accounting, annual accounts, and management report. An audit also includes assessing the accounting principles used, and significant estimates made, by the Executive Board, as well as evaluating the overall presentation of the annual accounts and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any objections or exceptions.

It is our opinion that the annual accounts, which are in conformity with accounting principles generally accepted in Germany, present a true and fair view of the net assets, financial position and results of operations of Westfälische Hypothekenbank AG, Dortmund. The management report presents fairly both the Company's overall position and the risks inherent in its future development.



Düsseldorf, February 20, 2002

Wollert-Elmendorff
Deutsche Industrie-Treuhand GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Göttgens
Wirtschaftsprüfer

Dr. Braun
Wirtschaftsprüfer

CONTACTS

Capital Market

Ralf Wittenbrink
Head of Treasury &
Capital Markets
Phone (+49-231) 1082-342
ralf.wittenbrink@westhyp.de

Capital Market

Norbert Schlierkamp
Bonds Trading
Phone (+49-231) 1082-248
norbert.schlierkamp@westhyp.de

Capital Market

Dirk Bergander
Securitization &
Structured Finance
Phone (+49-231) 1082-309
dirk.bergander@westhyp.de

Capital Market

Harald Schmidt
Money Markets
Phone (+49-231) 1082-347
harald.schmidt@westhyp.de

Property Finance

Michael Gnieser
Head of Loans
Phone (+49-231) 1082-367
michael.gnieser@westhyp.de

Marketing Control

Angelika Grabow
Phone (+49-231) 1082-432
angelika.grabow@westhyp.de

Banks

Thomas Schulze
Phone (+49-231) 1082-289
thomas.schulze@westhyp.de

Special Finance Investors/Developers

Udo Braune
Phone (+49-231) 1082-425
udo.braune@westhyp.de



Berlin branch

Dr. Bernd Pierdzioch
Phone (+49-30) 885714-0
bernd.pierdzioch@westhyp.de

Dortmund marketing center

Peter Müller
Phone (+49-231) 1082-268
peter.mueller@westhyp.de

Frankfurt marketing center

Werner Horlacher
Phone (+49-69) 630002-0
werner.horlacher@westhyp.de

Hamburg marketing center

Tilo Röhl
Phone (+49-40) 450175-0
tilo.roehl@westhyp.de

Munich marketing center

Karl-Heinz Hatzesberger
Phone (+49-89) 291912-0
karlheinz.hatzesberger@westhyp.de



WestHyp Finance B.V. Amsterdam, Netherlands

Peter G. M. Rijsbergen
Phone (+31-20) 5817750
westhypfinance@wxs.nl

Westfälische Hypothekenbank AG

Florianstr. 1, 44139 Dortmund,
Germany
Phone (+49-231) 1082-0
Fax (+49-231) 1082-257
westhyp@westhyp.de
www.westhyp.de

Published by:

Westfälische Hypothekenbank AG
Dortmund
www.westhyp.de

Conceptualized and designed by:

muse
business solutions/design
Münster
www.muse.de

Translated by:

Jerry E. Marchand
EXPERTEAM
Rheinbach

Printed by:

Winterdruck GmbH
Herdecke
www.winterdruck.com





Westfälische Hypothekenbank AG
Florianstrasse 1 · 44139 Dortmund · www.westhyp.de · Germany